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October 26, 2010

Mr. H. Roger Schwall,
Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C.  20549-4628.

Re:	Statoil ASA
Form 20-F for Fiscal Year Ended December 31, 2009

Dear Mr. Schwall:

I refer to your letter dated October 22, 2010 to Mr. Eldar Sætre of Statoil ASA and my telephone call with Mark Wojciechowski on October 25, 2010 regarding the due date for responding to your letter.  The Company has requested an extension of the due date in order to have sufficient time for compilation of the responses to the Staff’s comments and review by the officers of the Company and the Company’s external advisers.  The Company confirms that it intends to submit its responses to the Staff’s comments by November 19, 2010.

The Company appreciates your cooperation in extending the deadline for their response.

Very truly yours,

/s/ Kathryn A. Campbell

Kathryn A. Campbell

cc:           Mr. Eldar Sætre
(Statoil ASA)

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